
03020418


PROCESSING
SEC MAIL
RECEIVED
MAY 2 9 2003
WASH., D.C.
188
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended .... November 30, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ....to...........
Commission file number..........1-14947.............

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

JEFFERIES GROUP, INC. EMPLOYEES' PROFIT SHARING PLAN (the "Plan")

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

JEFFERIES GROUP, INC.
520 Madison Avenue
12th Floor
New York, New York 10022

Exhibit Index at p. 2

FINANCIAL STATEMENTS AND EXHIBITS

		Sequential Page
(a)	Financial Statements and Supplementary Information (With Independent Auditors' Report Thereon)	3
(b)	Exhibit 1 - Independent Auditors' Consent	15
(c)	Exhibit 99.1 - Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	16

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee, administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

JEFFERIES GROUP, INC. EMPLOYEES' PROFIT SHARING PLAN



Date: May 28, 2003

By: ____________________
Melvin W. Locke, Jr.,
Executive Vice President and
Director of People Services,
Jefferies & Company, Inc., and
member of the Administration
Committee



JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

November 30, 2002 and 2001

(With Independent Auditors' Report Thereon)

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule

All schedules omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.



355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Administrative Committee
The Jefferies Group, Inc.
Employees' Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2002 and 2001 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of November 30, 2002, is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly presented, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Los Angeles, California
May 21, 2003

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

November 30, 2002 and 2001

Assets		2002	2001
Investments, at fair value (note 3):			
Equity securities	$	35,594,908	35,994,041
Mutual funds		94,832,255	99,068,674
Participant loans		2,822,802	3,182,804
Total investments		133,249,965	138,245,519
Receivables:			
Employer contributions		237,531	328,941
Other		2,210	3,999
Total receivables		239,741	332,940
Total assets		133,489,706	138,578,459
Liabilities			
Excess contributions refundable		6,035	26,868
Accrued expenses		32,499	54,113
Total liabilities		38,534	80,981
Net assets available for benefits	$	133,451,172	138,497,478

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended November 30, 2002 and 2001

	2002	2001
Additions to net assets attributed to:		
Investment income (loss):		
Interest and dividends	$ 1,176,376	3,362,865
Net (depreciation) appreciation in fair value of investments (note 3)	(9,493,785)	5,116,076
Total investment (loss) income	(8,317,409)	8,478,941
Contributions:		
Employer	2,007,984	1,788,315
Participants	9,349,065	7,025,077
Transfers from related plan	3,149,368	456,782
Total contributions	14,506,417	9,270,174
Total additions	6,189,008	17,749,115
Deductions from net assets attributed to:		
Benefits paid to participants	10,994,689	10,370,162
Administrative expenses	240,625	273,390
Total deductions	11,235,314	10,643,552
Net (decrease) increase	(5,046,306)	7,105,563
Net assets available for benefits:		
Beginning of year	138,497,478	131,391,915
End of year	$ 133,451,172	138,497,478

See accompanying notes to financial statements.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

November 30, 2002 and 2001

(1) Description of the Plan

The following description of the Jefferies Group, Inc. Employees' Profit Sharing Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan sponsored by Jefferies Group, Inc. (Company) covering all employees of the Company who have completed 90 days of service. The Plan became effective in December 1964 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Company was originally incorporated in 1998 as a holding company under the name JEF Holding Company, Inc. At the time of its incorporation, JEF Holding Company, Inc. was a wholly owned subsidiary of a predecessor company also named Jefferies Group, Inc. (Old Group). On April 20, 1999, the stockholders of Old Group approved and adopted the Agreement and Plan of Merger (the Merger Agreement) between Old Group and Old Group's approximately 80.5%-owned subsidiary, Investment Technology Group, Inc. (ITGI). The Merger Agreement provided for the merger (the Merger) of ITGI with and into Old Group and for the issuance of shares of the common stock of Old Group to all stockholders of ITGI other than Old Group.

Prior to the effective date of the Merger, Old Group distributed all of the outstanding common stock of JEF Holding Company, Inc. to Old Group stockholders in a spin-off transaction (the Spin-Off). Prior to the Spin-Off, Old Group transferred all of the assets of Old Group, except for the common stock of ITGI, and all of Old Group's liabilities other than liabilities related to ITGI to JEF Holding Company, Inc. (the Transfer and, together with the Spin-Off, the Transactions). Coincident with the Merger, Old Group, as the surviving corporation in the Merger, changed its name to Investment Technology Group, Inc., and JEF Holding Company, Inc. changed its name to Jefferies Group, Inc. The Transactions were consummated on April 27, 1999.

On January 27, 1999, the Plan was amended to provide for changes in connection with the Spin-Off. The primary provisions of the Plan Amendment were to change the sponsorship of the Plan from Old Group to the Company, to exclude participants who are eligible to participate in the ITGI-sponsored Profit Sharing Plan, and to describe the transfer of ITGI employee funds from the Plan to an ITGI-sponsored profit sharing plan.

(b) Contributions

Each year, participants may voluntarily contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also make voluntary after-tax contributions up to $12,000, with the total annual amount contributed, either on a pretax or after-tax basis, not exceeding 15% of the participant's compensation for a Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or Individual Retirement Accounts (IRAs) that held contributions under a previous employer's tax-qualified plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 2 equity investments, 13 mutual funds, and self-directed brokerage accounts (that invest in income-oriented and growth-oriented mutual funds), as investment options for participants. The Company provides a fixed matching contribution at a rate of 25% for each dollar contributed by the employee on a pretax basis. The Plan also enables employees to share in the profits of the Company by means of the Company's discretionary contributions that can only be made out of profits and are allocated on the basis of their compensation as defined in the Plan. Additional discretionary matching contributions are allocated to participant accounts based on the level of employee contributions made to the Plan. Other discretionary contributions are allocated to participants' profit sharing accounts on the basis of their compensation, as defined in the Plan. Contributions are subject to certain limitations.

(c) ***Participant Accounts***

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d) ***Vesting***

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service as follows:

Years of vesting service	Vested percentage
Fewer than two years	None
Two years	33%
Three years	67
Four years	100

As a result of the ITGI spin-off discussed above, participants in the Plan effective April 27, 1999 immediately became 100% vested, regardless of years of continuous service.

(e) ***Participant Loans***

Participants may borrow from their fund accounts up to a maximum equal to the lesser of (1) $50,000 less the highest outstanding loan balance for the participant during the prior 12-month period or (2) 50% of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at market rates that remain unchanged for the duration of the loan. The term of the loan may not exceed five years except for loans for the purchase of a primary residence, in which case the repayment period is over ten years. Principal and interest are paid ratably through monthly payroll deductions.

9

(Continued)

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

November 30, 2002 and 2001

(f) *Payment of Benefits*

On termination of service for any reason, a participant with an account balance greater than $5,000 may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant's vested interest in his or her account, (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account in an amount equal to the value of the participant's vested interest in his or her account, or (3) elect to retain the amount of the vested balance in the Plan until the attainment of age 65. To the extent that a participant's account is less than $5,000, the Company will distribute the vested interest in the participant's account to the participant in the form of a lump-sum payment. To the extent that a participant's account is less than $5,000 and invested in Company stock, the distribution will be made in the form of whole shares of Company stock or cash.

(g) *Forfeited Accounts*

At November 30, 2002 and 2001, forfeited nonvested accounts totaled $57,990 and $37,918, respectively. These accounts are reallocated among the active participants on the last day of the Plan year based on the level of the active participants' compensation.

(h) *Transfers from Related Plan*

The Company also maintains an Employee Stock Ownership Plan (ESOP). The ESOP has a provision which allows eligible participants to transfer up to 25% of their ESOP holdings into the Plan. To be eligible to make such a transfer under the ESOP, the participant must be at least 55 years of age and must have completed at least 10 years of participation in the ESOP. As the ESOP was established in 1988, there were no participants who were eligible until fiscal year 1998. Transfers from the ESOP into the Plan are done through transfers of Jefferies Group, Inc. stock into the Plan at the current market rate. There were a total of 85,195 and 12,940 shares of Jefferies Group, Inc. stock with a market value of $3,149,368 and $456,782 that were transferred from the ESOP to the Plan during the years ended November 30, 2002 and 2001, respectively.

(i) *Administrative Expenses*

All reasonable expenses of administering the Plan are charged to participants and paid out of Plan assets. Expenses are charged to each participant's account on a pro rata basis.

(j) *Excess Contribution Refundable*

Excess contribution refundable represents an amount withheld from various participants in excess of the statutory limits set by the Internal Revenue Code. Such amounts were refunded to the applicable participants during 2002 and 2003, respectively.

10

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

November 30, 2002 and 2001

(2) **Summary of Significant Accounting Policies**

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Quoted market prices are used to value all investments. Shares of mutual funds other than the Tukman Equity Fund, which is non-readily marketable, are valued at the net asset value of shares held by the Plan at year-end. Loans are valued at their outstanding balance, which approximates fair value.

The Plan invests in the Tukman Equity Fund, a non-readily marketable mutual fund. The Tukman Equity Fund is stated at fair value, based on the value of its underlying investments, as reported to the Plan by Fidelity Management Trust Company, the Plan's trustee.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d) Concentration of Investments

Included in the Plan's net assets available for benefits at November 30, 2002 and 2001 is an investment in the Tukman Equity Fund, a non-readily marketable mutual fund comprising of approximately 21% and 24% of the Plan's investments, respectively. Investment in the common stock of Jefferies Group, Inc. comprises approximately 18% and 13% of the Plan's investments as of November 30, 2002 and 2001, respectively.

(e) Risks and Uncertainties

The Plan provides for various investment options in mutual funds and equity securities. The equity security investment options are the common stock of Jefferies Group, Inc. and ITG, Inc. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect the amount reported in the accompanying statements of net assets available for benefits and the statements of changes in net assets available for benefits.

(f) Payment of Benefits

Benefits are recorded when paid.

11

(3) Investments

The following presents investments, with those that represent 5% or more of the Plan's net assets separately identified:

	2002	2001
Equity securities:		
Jefferies Group, Inc. Common Stock	$ 24,444,693	18,604,691
ITG, Inc. Common Stock	11,150,215	17,389,350
Mutual funds:		
Tukman Equity Fund	28,480,521	33,206,426
Fidelity Magellan Fund	10,583,392	11,939,715
Fidelity Growth and Income Fund	9,853,168	11,825,341
Fidelity OTC Portfolio Fund	6,711,585	7,071,691
Fidelity Retirement Money Market Fund	14,015,462	14,909,567
All other investments less than 5%	28,010,929	23,298,738
Total investments	$ 133,249,965	138,245,519

During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2002	2001
Equity securities	$ 1,920,108	15,120,691
Mutual funds	(11,413,893)	(10,004,615)
	$ (9,493,785)	5,116,076

(4) Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services for the years ended November 30, 2002 and 2001 amounted to $240,625 and $273,390, respectively.

(5) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Notes to Financial Statements

November 30, 2002 and 2001

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 6, 1996 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

13

Schedule

JEFFERIES GROUP, INC.
EMPLOYEES' PROFIT SHARING PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

November 30, 2002

Identity of issuer	Description of asset		Current value
	Equity securities:		
Jefferies Group, Inc.*	Jefferies Group, Inc. Common Stock	$	24,444,693
ITG, Inc.*	ITG, Inc. Common Stock		11,150,215
	Mutual funds:		
Tukman Capital Management Inc.	Tukman Equity Fund		28,480,521
Fidelity Management Trust Co.*	Fidelity Magellan Fund		10,583,392
Fidelity Management Trust Co.*	Fidelity Growth and Income Fund		9,853,168
Fidelity Management Trust Co.*	Fidelity Intermediate Bond Fund		4,676,480
Fidelity Management Trust Co.*	Fidelity OTC Portfolio Fund		6,711,585
Fidelity Management Trust Co.*	Fidelity Overseas Fund		4,045,583
Fidelity Management Trust Co.*	Fidelity Asset Manager Fund		971,415
Fidelity Management Trust Co.*	Fidelity Asset Manager Growth Fund		1,581,913
Fidelity Management Trust Co.*	Fidelity Asset Manager Income Fund		361,471
Fidelity Management Trust Co.*	Fidelity Strategic Income Fund		724,312
Fidelity Management Trust Co.*	Fidelity Retirement Money Market Fund		14,015,462
Fidelity Management Trust Co.*	Fidelity Retirement Government Money Market Fund		5,847,147
Fidelity Management Trust Co.*	Fidelity Spartan U.S. Equity Index Fund		5,852,705
Fidelity Management Trust Co.*	Brokeragelink Fund		1,127,101
	Participant loans:		
Participant loans*	Various maturities; balance collateralized by participant account, interest rates range from 3.75% to 9.00%		2,822,802
Totals		$	133,249,965

* Party-in-interest investment.

See accompanying independent auditors' report.

14

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors:
Jefferies Group, Inc.:

We consent to incorporation by reference in the Registration Statement No. 33-63418, dated May 27, 1993, on Form S-8, of Jefferies Group, Inc. and the Jefferies Group, Inc. Employees' Profit Sharing Plan of our report dated May 21, 2003, relating to the statements of net assets available for benefits of the Jefferies Group, Inc. Employees' Profit Sharing Plan as of November 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended and supplementary schedule, which report appears in the November 30, 2002 annual report on Form 11-K of the Jefferies Group, Inc. Employees' Profit Sharing Plan.

/s/ KPMG LLP

Los Angeles, California
May 27, 2003

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Melvin W. Locke, Executive Vice President and Director of People Services of Jefferies & Company, Inc., a Delaware corporation, and a Member of the Administration Committee of the Jefferies Group, Inc. Employees' Profit-Sharing Plan (the "Plan"), hereby certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Plan's Annual Report on Form 11-K for the period ended November 30, 2002 (the "Form 11-K") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Form 11-K fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Member, Administration Committee, Jefferies
Group, Inc. Employees' Profit-Sharing Plan



Melvin W. Locke, Jr.

Date: May 28, 2003